The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October 31, 2001, amounts have been reclassified to reflect an increase in paid-in capital of $1,818. Overdistributed net investment income was increased by the same amount. As noted in the Statements of Changes in Net Assets for federal income tax purposes, the Fund realized a return of capital of $116,794. Net assets of the Fund were unaffected by the reclassifications.